Filed Pursuant to Rule 424(b)(3)
Registration No. 333-115696

Pricing Supplement No. 7
Dated April 28, 2005
(To Prospectus dated June 9, 2004 and Prospectus Supplement
dated June 17, 2004, as supplemented by a Supplement dated September 29, 2004)

UNITED DOMINION REALTY TRUST, INC.
Medium-Term Notes Due Nine Months or More From Date of Issue

Fixed Rate Notes

The Notes are not Discount Notes.

Principal Amount: $50,000,000	Specified Currency: U.S. dollars
Settlement Date: May 3, 2005	Stated Maturity Date: January 15, 2015
Original Issue Date: November 1, 2004	Authorized Denomination: A/S
Interest Payment Dates: July 15 and January 15,	Initial Redemption Percentage: See Below
commencing July 15, 2005	Optional Repayment Date(s): See Below
Initial Redemption Date: See Below	Interest Rate: 5.25%
Annual Redemption Percentage Reduction: See Below	Regular Record Date(s): A/S
Exchange Rate Agent: N/A	Additional/Other Terms: See Below
Default Rate: N/A	Net Proceeds to the Company: 98.234%
Day Count: 30/360
Agent: Wachovia Capital Markets, LLC
Agent’s Commission: Wachovia Capital Markets, LLC proposes to offer the notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale, plus interest accrued from November 1, 2004.

     “N/A” as used herein means “Not Applicable.” “A/S” as used herein means “As stated in the Prospectus Supplement dated June 17, 2004, as supplemented by a Supplement dated September 29, 2004.”

     These notes represent a reopening of the 5.25% medium-term notes due 2015 issued by United Dominion Realty Trust, Inc., and these notes constitute a single series of notes with those notes, bringing the aggregate principal amount of the notes outstanding to $250 million.

     Pursuant to U.S. Treasury regulations section 1.1275-2(k)(3), the issuance of the notes will be treated as a “qualified reopening” of the fixed rate notes with an original issue date of November 1, 2004 (the “original notes”). Therefore, for purposes of the rules governing original issue discount, the notes will have the same issue date, issue price and adjusted issue price as the original notes. See “U.S. Federal Income Tax Consequences — U.S. Holders — Original Issue Discount” in the prospectus supplement dated June 17, 2004. Depending on your purchase price for your notes, your notes may have a market discount or amortizable bond premium. See “U.S. Federal Income Tax Consequences — U.S. Holders — Market Discount” and “— Acquisition Premium; Amortizable Bond Premium” in the prospectus supplement dated June 17, 2004. The purchase price for the notes will also reflect interest accrued from November 1, 2004 (“pre-issuance accrued interest”), which will be included in the accrued interest to be paid on the first interest payment date on July 15, 2005. In accordance with U.S. Treasury regulations section 1.1273-2(m), for purposes of the rules governing original issue discount, United Dominion Realty Trust, Inc. will exclude the pre-issuance accrued interest from the issue price of the notes. In accordance with this treatment, holders must treat a corresponding portion of the interest payable on the first interest payment date as a return of the excluded pre-issuance accrued interest, rather than as an amount payable on the notes.

     United Dominion Realty Trust, Inc., sometimes referred to herein as the “Company,” may redeem all or part of the notes at any time at its option at a redemption price equal to the greater of (1) the principal amount of the notes being redeemed plus accrued and unpaid interest to the redemption date or (2) the Make-Whole Amount for the notes being redeemed.

     “Make-Whole Amount” means, as determined by the Quotation Agent, the sum of the present values of the principal amount of the notes to be redeemed, together with the scheduled payments of interest (exclusive of interest to the redemption date) from the redemption date to the maturity date of the notes being redeemed, in each case discounted to the redemption date on a semi-annual basis, assuming a 360-day year consisting of twelve 30-day months, at the Adjusted Treasury Rate, plus accrued and unpaid interest on the principal amount of the notes being redeemed to the redemption date.

     “Adjusted Treasury Rate” means, with respect to any redemption date, the sum of (x) either (1) the yield for the maturity corresponding to the Comparable Treasury Issue, under the heading that represents the average for the immediately preceding week, appearing in the most recent published statistical release designated “H.15 (519)” or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities” (provided, if no maturity is within three months before or after the remaining term of the notes being redeemed, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounded to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third business day preceding the redemption date, and (y) .20%.

     “Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term from the redemption date to the maturity date of the notes being redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes being redeemed.

     “Comparable Treasury Price” means, with respect to any redemption date, (x) the average of three Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations so obtained or (y) if fewer than five Reference Treasury Dealer Quotations are so obtained, the average of all such Reference Treasury Dealer Quotations so obtained.

     “Quotation Agent” means the Reference Treasury Dealer selected by the indenture trustee after consultation with United Dominion Realty Trust, Inc.

     “Reference Treasury Dealer” means any of J.P. Morgan Securities Inc., Goldman, Sachs & Co., their respective successors and assigns and three other nationally recognized investment banking firms selected by United Dominion Realty Trust, Inc. that are primary U.S. Government securities dealers.

     “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the indenture trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the indenture trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

WACHOVIA SECURITIES

RECENT DEVELOPMENTS
     The Company’s financial results for the quarter ended March 31, 2005 are as follows:
Balance Sheet Information

UNITED DOMINION REALTY TRUST, INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	March 31,	December 31,
In thousands, except share and per share amounts	2005	2004
ASSETS
Real estate owned:
Real estate held for investment	$5,167,321	$5,027,892
Less: accumulated depreciation	(1,021,170)	(978,159)

	4,146,151	4,049,733
Real estate under development	74,859	64,921
Real estate held for disposition (net of accumulated depreciation of $10,328 and $29,728)	58,655	120,755

Total real estate owned, net of accumulated depreciation	4,279,665	4,235,409
Cash and cash equivalents	1,661	7,904
Restricted cash	5,921	6,086
Deferred financing costs, net	23,463	25,151
Investment in unconsolidated development joint venture	436	458
Funds held in escrow from 1031 exchanges pending the acquisition of real estate	—	17,039
Note receivable	5,000	5,000
Other assets	36,590	34,347
Other assets — real estate held for disposition	1,280	607

Total assets	$4,354,016	$4,332,001

LIABILITIES AND STOCKHOLDERS’ EQUITY
Secured debt	$1,088,451	$1,197,924
Unsecured debt	1,852,663	1,682,058
Real estate taxes payable	19,330	31,377
Accrued interest payable	24,736	18,773
Security deposits and prepaid rent	26,306	25,168
Distributions payable	45,800	44,624
Accounts payable, accrued expenses, and other liabilities	46,945	50,217
Other liabilities — real estate held for disposition	1,115	2,816

Total liabilities	3,105,346	3,052,957
Minority interests	79,942	83,593
Stockholders’ equity Preferred stock, no par value; $25 liquidation preference, 25,000,000 shares authorized; 5,416,009 shares of 8.60% Series B Cumulative Redeemable issued and outstanding (5,416,009 shares in 2004)	135,400	135,400
2,803,812 shares of 8.00% Series E Cumulative Convertible issued and outstanding (2,803,812 shares in 2004)	46,571	46,571
Common stock, $1 par value; 250,000,000 shares authorized 136,940,069 shares issued and outstanding (136,429,592 shares in 2004)	136,940	136,430
Additional paid-in capital	1,625,479	1,614,916
Distributions in excess of net income	(761,905)	(731,808)
Deferred compensation — unearned restricted stock awards	(13,757)	(6,058)

Total stockholders’ equity	1,168,728	1,195,451

Total liabilities and stockholders’ equity	$4,354,016	$4,332,001

Statement of Operations Information

UNITED DOMINION REALTY TRUST, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended
	March 31,
In thousands, except per share amounts	2005	2004
Rental income	$171,331	$143,231
Rental expenses:
Real estate taxes and insurance	20,864	17,675
Personnel	17,536	14,950
Utilities	10,363	9,254
Repair and maintenance	10,687	8,486
Administrative and marketing	6,080	5,020
Property management	4,813	4,361
Other operating expenses	290	270

	70,633	60,016
Non-property income:
Sale of technology investment	12,306	—
Other income	668	395

	12,974	395
Other expenses:
Real estate depreciation and amortization	51,715	39,111
Interest	39,160	28,913
General and administrative	7,000	4,754
Loss on early debt retirement	8,464	5
Other depreciation and amortization	671	909

	107,010	73,692
Income before minority interests and discontinued operations	6,662	9,918
Minority interests of outside partnerships	(58)	(64)
Minority interests of unitholders in operating partnerships	(162)	(209)

Income before discontinued operations, net of minority interests	6,442	9,645
Income from discontinued operations, net of minority interests (including gain on sales)(A)	8,499	5,667

Net income	14,941	15,312
Distributions to preferred stockholders — Series B	(2,911)	(2,911)
Distributions to preferred stockholders — Series D (Convertible)	—	(1,036)
Distributions to preferred stockholders — Series E (Convertible)	(931)	(1,138)
Premium on preferred stock conversions	—	(1,562)

Net income available to common stockholders	$11,099	$8,665

Earnings per weighted average common share — basic and diluted:
Income from continuing operations available to common stockholders, net of minority interests	$0.02	$0.02
Income from discontinued operations, net of minority interests	$0.06	$0.05
Net income available to common stockholders	$0.08	$0.07
Common distributions declared per share	$0.3000	$0.2925
Weighted average number of common shares outstanding — basic	136,067	126,984
Weighted average number of common shares outstanding — diluted	137,073	127,953

(A)	Discontinued operations represents all properties sold since January 1, 2002 and properties that are currently classified as held for disposition at March 31, 2005.

Other Information

UNITED DOMINION REALTY TRUST, INC.
FUNDS FROM OPERATIONS
(Unaudited)

	Three Months Ended
	March 31,
In thousands, except per share amounts	2005	2004
Net income	$14,941	$15,312
Adjustments:
Distributions to preferred stockholders	(3,842)	(5,085)
Real estate depreciation and amortization	51,715	39,111
Minority interests of unitholders in operating partnership	162	209
Real estate depreciation related to unconsolidated entities	62	57
Discontinued Operations:
Real estate depreciation	4	3,800
Minority interests of unitholders in operating partnership	529	397
Net gain on sale of depreciable property	(7,023)	(1,205)

Funds from operations (“FFO”) — basic	$56,548	$52,596

Distribution to preferred stockholders — Series D and E (Convertible)	931	2,174

Funds from operations — diluted	$57,479	$54,770

Gains on the disposition of real estate developed for sale(A)	459	—

FFO with gains on the disposition of real estate developed for sale — diluted	$57,938	$54,770

Weighted average number of common shares and OP Units outstanding — basic	144,586	135,901
Weighted average number of common shares, OP Units, and common stock equivalents outstanding — diluted	150,187	145,163

FFO is defined as net income (computed in accordance with GAAP), excluding gains (or losses) from sales of depreciable property, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust’s definition issued in April 2002. United Dominion considers FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flows as a measure of United Dominion’s activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs.

For the three months ended March 31, 2004, distributions to preferred stockholders excludes $1.6 million related to premiums on preferred stock conversions.

(A)	See the following GAAP reconciliation for further discussion.

UNITED DOMINION REALTY TRUST, INC.
FUNDS FROM OPERATIONS (continued)
(Unaudited)

The following is a reconciliation of GAAP gains from the disposition of real estate developed for sale to gross gains from the disposition of real estate developed for sale.

	Three Months Ended
	March 31,
In thousands	2005	2004
GAAP gains from the disposition of real estate developed for sale	$466	$—
Less: accumulated depreciation	(7)	—

Gains from the disposition of real estate developed for sale	$459	$—

Gains from the disposition of real estate investments developed for sale is defined as net sales proceeds less a tax provision (such development by REITs must be conducted in a TRS) and the gross investment basis of the asset before accumulated depreciation. We consider FFO with gains/losses on real estate developed for sale to be a meaningful supplemental measure of performance because the short-term use of funds produce a profit which differs from the traditional long-term investment in real estate for REITs.

The following is a reconciliation of FFO share information to weighted average common shares outstanding, basic and diluted, reflected in the statements of operations information for the three months ended March 31, 2005 and 2004.

	Three Months Ended March 31,

In thousands	2005	2004

Weighted average number of common shares and OP units outstanding — basic	144,586	135,901
Weighted average number of OP units outstanding	(8,519)	(8,917)

Weighted average number of common shares outstanding — basic (per the Consolidated Statements of Operations)	136,067	126,984

Weighted average number of common shares, OP units, and common stock equivalents outstanding — diluted	150,187	145,163
Weighted average number of OP units outstanding	(8,519)	(8,917)
Weighted average number of Series A OPPSs outstanding	(1,791)	(1,791)
Weighted average number of Series D preferred shares outstanding	—	(3,077)
Weighted average number of Series E preferred shares outstanding	(2,804)	(3,425)

Weighted average number of common shares outstanding — diluted (per the Consolidated Statements of Operations)	137,073	127,953

Portfolio Repositioning
As previously announced during the first quarter of 2005, the Company acquired one apartment community in Newport Beach, California with 715 apartment homes for a purchase price of $106 million. This property was one of the two remaining communities to be purchased in the Essex transaction. The Company also sold 10 older communities in Houston and Phoenix with 1,855 apartment homes for a total of $69.1 million. On average, these homes were 24 years old, approximately 900 square feet in size, and generated $629 per month in rent.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

                        This section supplements the discussion under the caption “U.S. Federal Income Tax Considerations” in the prospectus and prospectus supplement to which this pricing supplement relates.

                        The American Jobs Creation Act of 2004, which was enacted on October 22, 2004, amended certain of the tax rules applicable to our qualification and taxation as a REIT. Among other changes, the new legislation:

•	effective retroactively for taxable years after December 31, 2000, expanded the straight debt safe harbor under which certain types of securities are disregarded as securities when calculating the 10% value asset test discussed in the prospectus, so that the safe harbor would apply to, among other things, any loan to an individual or estate, certain rental agreements, any obligation to pay rents from real property, and any security issued by a REIT;

•	created a new rule pursuant to which, solely for purposes of the 10% value asset test, a REIT’s interest in the assets of any partnership will be based upon the REIT’s proportionate interest in any securities issued by the partnership (including, for this purpose, the REIT’s interest as a partner in the partnership and any debt securities issued by the partnership, but excluding any securities qualifying for the “straight debt” or other exceptions described in the preceding bullet), valuing any debt instrument at its adjusted issue price;

•	effective retroactively for taxable years after December 31, 2000, provided specific safe-harbor rules, applicable solely for purposes of the special rules regarding rents received from a taxable REIT subsidiary, regarding the dates for testing whether 90% of a property owned by a REIT is rented to unrelated persons and whether the rents paid by related persons are substantially comparable to unrelated party rents;

•	eliminated the exclusion from potential “redetermined rent” treatment of amounts received by a REIT for services customarily furnished or rendered by a taxable REIT subsidiary in connection with the rental of real property;

•	excluded, for purposes of the 95% income test, income or gain from identified hedging transactions entered into to reduce risk on indebtedness incurred to acquire or carry real estate assets;

•	amended the computation of the tax imposed on a REIT that fails to satisfy the 95% income test, by applying a taxable fraction based on 95% (rather than the current 90%) of the REIT’s gross income;

•	in lieu of REIT disqualification in the case of a de minimis violation of the 5% or 10% asset tests, created a rule permitting the REIT to dispose of the excess assets or otherwise come into compliance within six months of the end of the quarter in which the failure is identified without penalty;

•	provided a similar exception in the case of non-de minimis asset test failures, if the IRS is notified, the REIT disposes of the excess assets or otherwise comes into compliance within six months of the end of the quarter in which the failure is identified, the failure was due to reasonable cause and a penalty tax is paid;

•	created a rule imposing monetary penalties, in lieu of REIT disqualification, for the failure to meet REIT qualification requirements other than the asset and income tests, provided that the failure was due to reasonable cause and the REIT pays a per-failure penalty.

The foregoing is a non-exhaustive list of changes made by the 2004 legislation. Except as indicated above, the changes apply to taxable years beginning after October 22, 2004. Please refer to the prospectus and prospectus supplement for a discussion of other aspects of our qualification and taxation as a REIT and the tax consequences to you of an investment in the notes.